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                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of March 2004
                 ----------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    A    Form 40-F
          ------           -

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     A
    ------      ----------

(If "Yes is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            .)
                                   ------------

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.




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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 25 March 2004                FLETCHER CHALLENGE FORESTS LIMITED
                                  ----------------------------------


                                  /s/  P M GILLARD

                                  P M GILLARD
                                  SECRETARY
                                  ----------------

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================================================================================
[TENNON LOGO]                                            NEWS RELEASE


TO:          THE BUSINESS EDITOR

From:        Paul Gillard , Director, Corporate & Legal Services, Tenon Limited
             Telephone:         64-9-571 9846
             Fax:               64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.


Information on Tenon Limited can be found at http://www.tenon.co.nz.


  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================




             GOOD PROGRESS WITH JOINT VENTURE FOREST CONSENT PROCESS


Auckland, 25 March, 2004 -Tenon Limited advised today that good progress is being made obtaining landowner consents to the transfer of leases and forestry rights over non-freehold forest assets. These consents are required to complete the sale of the Company's non-freehold forest assets to the Kiwi Group consortium.

To date consents covering $40 million of assets have been received, out of a total value of non-freehold assets of approximately $200 million.

Commenting on the process to date, John Dell, Chief Executive Officer, said "it is very pleasing that we have made such good initial progress. There are a large number of trustees and landowners of these properties, many of whom have very long standing relationships with the Company, and it is important that the Company meets and discusses with each group the impact of the changes. Our dialogue has been positive, and we appreciate the cooperation we are receiving from the land owners" he said.

Under the terms of the forests sale agreement, the company has six months from the primary completion date of 28 February to obtain all necessary consents.




Ends